

August 21, 2014

<u>Via E-Mail</u>
Rodney C. Sacks
Chief Executive Officer
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

  Re: Monster Beverage Corporation
    Form 10-K for the Year Ended December 31, 2013
    Filed March 3, 2014
    Definitive Proxy Statement on Schedule 14A
    Filed April 21, 2014
    File No. 000-18761

Dear Mr. Sacks:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/Tia L. Jenkins

      Tia L. Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel, and
      Mining